 Table of Contents

Exhibit 99.(a)(35)

From:	Human Resources
To:	All Employees Holding Options
Date:	May 31, 2006
Re:	Today is the Last Day to Make an Election in Voluntary Exchange Offer

The Voluntary Exchange Offer (VEO) will close at midnight EDT today, Wednesday, May 31, 2006. Today is your final opportunity to make an election in the VEO. If you have not yet made a decision about whether to participate in the VEO, we strongly encourage you to call the VEO Information Line and speak with an Ernst & Young representative about your individual option history. We anticipate that call volumes to the VEO Information Line will be especially high throughout the day which may result in a longer than usual hold time. All VEO materials can be downloaded at http://HR.CBS.com or on IKE at https://ike.cbsradio.com.

The VEO Information can be reached toll-free at (800) 259-3638 or (201) 872-5800 from an international location. The VEO Information Line will be available tonight until midnight EDT for the recording of elections only. Ernst & Young representatives will be available to discuss your personal situation with you until 8:00 PM EDT this evening.

Legal Notice

CBS Corporation (‘‘CBS’’) has commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS stock options are strongly advised to read the Offer to Exchange filed on Schedule TO (Tender Offer) and the other documents related to the Voluntary Exchange Offer filed with the Securities and Exchange Commission because they contain important information. Holders of CBS stock options may obtain copies of these documents for free at the Securities and Exchange Commission website at www.sec.gov or from CBS’s Human Resources department.